

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-mail
Stephen R. Light
Chairman, CEO and President
Xerium Technologies, Inc.
8537 Six Forks Road, Suite 300
Raleigh, NC 27615

> **Re:** **Xerium Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 1-32498**

Dear Mr. Light:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Cost Reduction Programs, page 34

1. You disclose significant cost reduction programs over the past several years. Please enhance your disclosure as it relates to these programs to clarify the period over which the cost savings will be realized, the relevant expense line items impacted (for example, reduced depreciation or reduced employee expense) and whether the costs savings will be offset by related increases in other expenses or decreases in revenues. Refer to SAB Topic 5.P.

Results of Operations, page 35

General

2. Reference is made to Note 9 (Income Taxes) on page F-32 where you have generated foreign income from continuing operations in fiscal 2010 while incurring domestic (U.S.) losses from continuing operations in each of the last two fiscal years.   In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses these geographic results of operations with qualitative and quantitative reasons for the significant volatility between your domestic and foreign operations. Please revise accordingly.   Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Cost of Products Sold, page 35

3. Please expand your analysis of cost of products sold. In this regard, it appears there could be other drivers behind the changes in your cost of products sold other than higher sales volumes in light of your cost reduction programs disclosed elsewhere in your filing. Further, we note from your disclosure on page F-12 that cost of products sold includes raw materials, manufacturing labor, direct and indirect overhead costs, product freight, and depreciation of manufacturing plant and equipment. Explain to us and disclose if there were other quantitatively material drivers impacting your cost of goods sold.

Provision for Income Taxes, page 37

4. Please expand your disclosure to explain the impact on your effective income tax rates and obligations of having earnings in countries where you have lower or higher statutory tax rates as well as the relationship between the foreign and domestic effective tax rates. It appears that a separate discussion of foreign effective income tax rates would provide more transparency in understanding your results of operations. In this regard, an overview of how effective tax rates may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 39

5. Please tell us what consideration you gave to disclosing how much of your consolidated cash and cash equivalents are held in your foreign subsidiaries and the associated potential tax impact upon repatriation. For example, we note as of December 31, 2010, there was a $475.6 million balance of term loans outstanding under your senior credit facility and mandatory prepayments are required in certain circumstances. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

<u>Non-GAAP Liquidity Measures, page 49</u>

6. You are using the non-GAAP measures EBITDA and Adjusted EBITDA as defined in assessing your performance as well as a liquidity measure with regard to compliance with your Amended and Restated Credit Facility covenants. Item 10 (e)(1)(i) of Regulation S-K requires a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure. Since you are also utilizing these measures as an indication of liquidity, please provide a reconciliation of these measures to operating cash flows.

7. We note your calculation of Adjusted EBITDA excludes items that appear to require cash settlement. Given that you have included the non-GAAP measure because the credit agreement contains material covenants regarding Adjusted EBITDA, please expand your disclosure to include a description of the applicable covenants, and the amount or levels required for compliance with the covenants.

<u>Notes to the Consolidated Financial Statements, page F-7</u>

<u>General</u>

8. We note the discussion of your foreign operations on page 16 and elsewhere in your filing. We further note from Exhibit 21.1 numerous foreign subsidiaries, including Chinese and European subsidiaries. Please explain to us in reasonable detail how you considered whether the transfer of net assets from these subsidiaries to the U.S. parent company was restricted such that you should provide "Schedule I – Condensed Financial Information of Registrant" in your Form 10-K. In this regard, we note your disclosure on page F-32 regarding the pre-tax profitability of your foreign subsidiaries in fiscal 2010 as compared to your unprofitable domestic operations. We believe you should clarify to your readers whether you can transfer funds from your foreign subsidiaries to Xerium Technologies, Inc. to assist with debt repayment, capital expenditures, and other expenses of your business, and it is unclear to us from your current disclosures to your financial statements whether you have the ability to do so. Refer to Rules 5-04 and 12-04 of Regulation S-X, and advise. Additionally, please clarify this matter to your readers in future filings beginning with your Form 10-Q for the period ended September 30, 2011.

9. Please tell us and disclose in future filings your accounting policies for measuring and recording restructuring-related charges including, but not limited to, employee severance and costs to consolidate or close facilities and relocate employees.

<u>Accounting for the Reorganization, page F-11</u>

10. Refer to your statement, "Because the reorganization value of the Company's assets were greater than the sum of its post-petition liabilities and allowed claims, the Company did

not adopt the fresh-start reporting principles of Topic 852." Tell us the final reorganization value which led to the accounting conclusion to not apply fresh-start accounting and how it was determined. If there was a range of values, then explain to us how the final reorganization value was determined.

Revenue Recognition, page F-12

11. Please tell us the amount of consignment sales for the three years ended December 31, 2010. We note you recognize revenue on the earlier of actual product installation or the "sunset" date. In this regard, please clarify the following regarding your consignment arrangements:

- Explain to us whether or not there are situations in which the customer has not accepted all the risks and rewards of ownership upon installation of the product. In other words, tell us if there are situations in which a "sunset" date occurs after the installation of the product.

- Please tell us the typical amount of time between shipment of the product and the "sunset" date.

- Please tell us if you install the product or how you determine the product has been placed into use.

Cash and Cash Equivalents, page F-14

12. Please advise us if cash held in your foreign subsidiaries is freely transferable to the U.S. If not and the restricted funds held in another country are significant in proportion to your consolidated cash and cash equivalents' amounts, than disclose the amounts not freely transferable in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X. Please note that we would consider funds restricted due to adverse tax consequences of repatriation to be restricted cash.

7. Debt, page F-23

13. Please provide to us your accounting analysis related to the reduction in your senior credit facility which led to the increase in Paid-in Capital upon emerging from Chapter 11 of the Bankruptcy code. In this regard, explain to us how you considered the guidance in ASC 470-60 with regard to troubled debt restructurings. Further, explain to us why the reduction in debt was not accounted for as an extinguishment of debt under ASC 470.

9. Income Taxes, page F-32

14. You state accumulated undistributed earnings of your international subsidiaries amounted to approximately $148.3 million as of December 31, 2010 and that you intend to reinvest

these earnings permanently outside of the U.S except for Argentina, Brazil and Mexico. Please clarify and disclose the cumulative amount of earnings upon which U.S. income taxes have not been provided.

15. Tell us how you believe your assertion that the foreign unremitted earnings are indefinitely reinvested complies with ASC 740-30-25-17. In this regard, please also address your repatriation of earnings in each of the last three fiscal years including the period in advance of the bankruptcy filing.

16. We note your rate reconciliation table at the top of page F-36 and have the following comments:

- The following reconciling items have varied significantly over the three year period presented: foreign tax rate differential, change in valuation allowance, and the provision to return adjustments. Please tell us and expand your disclosure to explain these fluctuations.

- Income tax disclosures as a whole, including both your footnote and MD&A narrative, should provide your readers with enough context around the historical variations in your tax rate that readers can assess the likelihood that future taxes will be impacted by similar items in a similar manner. Please revise your future disclosures as necessary.

12. Commitments and Contingencies, page F-42

17. We note your disclosure that you are involved in various legal matters. Please tell us and disclose the nature of these matters in future filings as appropriate. Further, it is not determinable from your disclosure if you have recorded an accrual for one or more of these matters or if these matters are unrecognized contingencies that could require further disclosure regarding their aggregate loss exposure. Please advise. Refer to the disclosure requirements set forth by paragraphs 1-5 of FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551- 3202 if you have questions regarding our comments. Please contact me at (202) 551- 3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief